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Exhibit (a)(5)

[The following is the text of a cover letter that the registrant intends to send to all eligible option holders by electronic mail with the Offer to Exchange Outstanding Stock Options and related exhibits, including the Statement of Stock Option Grants and Election Form, on November 25, 2002.]

To: iBasis Employees

In our continuing effort to motivate and reward employees for their important contributions to the success of iBasis, we are announcing a Stock Option Exchange Offer ("Offer") designed to provide eligible employees with the potential to restore stock option value in the near future. The Offer begins today and is subject to the terms contained in the stack of legal documents that will be provided to you.

Under the program, you may elect to exchange all or some of your grants of options to purchase iBasis common stock with exercise prices at or above $1.00 per share for iBasis' promise to grant new options. You will be eligible to receive one new option in exchange for each option you surrender during this offering. The new options will be granted on or after the first business day that is six months and one day from the date the options elected to be exchanged are cancelled. We expect to grant the new options on or after June 24, 2003, unless we extend the Offer. The new options granted pursuant to the Offer will fully vest two years from date of grant, regardless of the vested position of the options you elect to exchange. Additional information on the terms and conditions of the Offer is provided in the attached program materials.

Participation in this offer is voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions. The Company is not allowed to provide you with any advice, and has not authorized anyone to advise you, whether or not to participate in this offer. We recommend that you speak with your own financial advisor to weigh the benefits and risks involved.

Please take the time to carefully read the Offer to Exchange Outstanding Stock Options and other related program materials. A Statement of Stock Option Grants and Election Form ("Election Form"), on which you may indicate your election to participate in the program, as well as personalized summaries of your outstanding options, are available in your iBasis mailbox. Field and out-of-state employees will receive the same information at home via Federal Express. It is important that you read all of the program materials carefully prior to making your decision whether to participate in the offer.

To participate, you must complete the Election Form and return it to Tamah Rosker or Roya Salamipour in Human Resources before the offer expires at 5:00 p.m., Eastern Time on December 23, 2002. If the offer period is extended, we will notify you of the new expiration date.

One-hour presentations regarding the Offer will be delivered on Tuesday, November 26 at 3:30 p.m. and Wednesday, November 27 at 10:30 a.m. in the iLounge. For those of you who may not be able to attend a presentation next week, there will be a third presentation on December 4 at 3:30 p.m.—also in the iLounge. Dial-in numbers for the information sessions will be announced shortly.

We are very excited about this program. We greatly appreciate the hard work you're all doing and the positive impact it's having on our business in the form of increasing margins and declining expenses. We believe this new option program provides a realistic opportunity to reward you for your contributions to the success of iBasis. We look forward to working with you to achieve that goal.

Ofer and Gordon

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  Exhibit (a)(5)